EXHIBIT 99.3

RADVISION Launches Highly Affordable, High Definition SCOPIA XT1000 Piccolo Video Conferencing Room System

SCOPIA XT1000 Piccolo Extends RADVISION Video Portfolio to Deliver HD Video Experience to Businesses Large and Small

Press Release Source: RADVISION Ltd. On Tuesday August 23, 2011, 8:00 am EDT

TEL AVIV, Israel--(BUSINESS WIRE)-- RADVISION® Ltd. (Nasdaq:RVSN - News), a leading technology and end-to-end solution provider for unified visual communications, today announced the expansion of its video conferencing product portfolio with the introduction of the SCOPIA XT1000 Piccolo. The new SCOPIA XT1000 Piccolo room system delivers affordable HD video communications for businesses of any size, enabling improved collaboration across organizations and providing a rapid return on investment.

“Video conferencing is becoming a ubiquitous part of any business’ communications strategy regardless of whether it’s a smaller company or a multibillion dollar organization,” said Barry Cross, Managing Director of Touchline Video, a UK-wide value added distributor in the audio, video and web collaboration industries offering a comprehensive range of video conferencing products, support and training. “Touchline has teamed with RADVISION so that we can deliver our customers a flexible video solution that meets their needs regardless of budget. RADVISION offers the broadest video portfolio with some of the most innovative offerings available today. The XT1000 Piccolo is an entry-level video system offered at a price point any business can afford – or perhaps I should say, can’t afford not to purchase.”

SCOPIA XT1000 Piccolo Highlights:

•
HD Video Communications – Experience cost-effective, true HD (720p 30fps) video conferencing with an impressive price-performance ratio. The wide angle camera enables a lifelike high definition experience by capturing all attendees in a conference room and enabling high definition zoom capabilities.

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Simultaneous High Motion, High Resolution Data Sharing – Share presentations, videos and other multimedia content at 30fps. A dual display feature enables simultaneous viewing of meeting participants and data enabling users to fully engage in meetings.

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High Definition Audio with Directional Beam Forming Microphone – Benefit from CD-quality 48 kHz (full band) audio with the highest clarity and quality. The state-of-the-art microphone technology directs the focus to the speaker while isolating background noise.

•
Apple iPad Control – Leverage RADVISION’s unique SCOPIA Control, a highly intuitive, Apple iPad Multi-Touch application, which virtually eliminates the learning curve for participating in video conferences. First-time users can initiate calls, control their systems and moderate meetings without any training or introduction. Since the iPad controller is wireless, it also eliminates the conference room clutter provided with other control devices.

The SCOPIA XT1000 Piccolo rounds out RADVISION’s innovative line of SCOPIA video conferencing systems - from the highly affordable SCOPIA XT1000 Piccolo room system to the fully immersive SCOPIA XT Telepresence Platform, in addition to personal video solutions including SCOPIA Mobile for iPhone, iPad and Android devices, as well as the SCOPIA Desktop soft client and the SCOPIA VC240 executive desktop system.

“The SCOPIA XT1000 Piccolo is a fantastic addition to RADVISION’s solution portfolio,” said Steve Garber, President of HD Distributing, a value added distributor of audio visual solutions in North America offering a wide array of video conferencing technology and support services. “An entry-level system like this will enable us greater access to certain opportunities where price sensitivity is critical. For example, we’re seeing a lot of interest in the K-12 market, where budgets are tight but the ROI of distance learning is well established. Piccolo will meet the needs of a number of vertical markets as well as traditional SMBs.”

“RADVISION constantly seeks feedback from our customers and partners to deliver products and solutions that meet today’s real-world market needs,” said Roberto Giamagli, General Manager, Video Business Unit for RADVISION. “The XT1000 Piccolo fills a gap in the entry-level video conferencing market and rounds out our video portfolio – from mobile apps when workers are on-the-go, to fully immersive telepresence suites. We deliver high-quality, high definition video conferencing that fits within any size budget.”

Pricing and Availability

The SCOPIA XT1000 Piccolo is available this month through RADVISION’s channel partner network at a list price of less than $6,000.

About RADVISION

RADVISION (Nasdaq:RVSN - News) is the industry’s leading provider of market-proven products and technologies for unified Visual Communications over IP, 3G and IMS networks. With its complete set of standards-based video communications solutions and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the Unified Communications evolution by combining the power of video, voice, data and wireless – for high definition Video Conferencing Systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION’s filings with the Securities Exchange Commission, including RADVISION’s Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

RADVISION and SCOPIA are registered trademarks of RADVISION, Ltd. All product and company names herein may be trademarks of their registered owners. All rights reserved © 2011 RADVISION, Ltd.

Contact:

RADVISION® Ltd.
Adi Sfadia, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Robert Romano, +1 512-328-4617
VP Enterprise Marketing
pr@radvision.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net